      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 1994
                                                       REGISTRATION NO. 33-52325
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            FIELDCREST CANNON, INC.
             (Exact name of registrant as specified in its charter)



                   DELAWARE                                      56-0586036
        (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                      Identification No.)


               326 EAST STADIUM DRIVE, EDEN, NORTH CAROLINA 27288
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                M. KENNETH DOSS
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                             326 EAST STADIUM DRIVE
                           EDEN, NORTH CAROLINA 27288
                                 (910) 627-3258
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                    Copy to:
                           JOHN K.P. STONE, III, ESQ.
                                 HALE AND DORR
                                60 State Street
                                Boston, MA 02109
                                 (617) 526-6000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 ON SUCH DATE AS THE COMMISSION,
ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS
- ----------

                            FIELDCREST CANNON, INC.

                       1,500,000 SHARES OF $3.00 SERIES A
                          CONVERTIBLE PREFERRED STOCK
                                ($.01 PAR VALUE)

                        2,564,100 SHARES OF COMMON STOCK
                               ($1.00 PAR VALUE)

          This Prospectus covers the resale of 1,500,000 shares (the "Preferred Shares") of $3.00 Series A Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock") of Fieldcrest Cannon, Inc. (the "Company") and the issuance by the Company of 2,564,100 shares (subject to adjustment) (the "Common Shares") of Common Stock, $1.00 par value per share (the "Common Stock"), of the Company issuable upon the conversion of the Company's outstanding Preferred Stock. All of the Preferred Shares offered hereby are being sold by certain stockholders of the Company ("Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Preferred Shares by the Selling Stockholders nor will the Company receive any consideration for the Common Shares issuable upon the conversion of the outstanding Preferred Shares.
     The Selling Stockholders have advised the Company that they propose to sell, from time to time, the Preferred Shares offered hereby in the over-the-counter market, in ordinary brokerage transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution."
     Each share of Preferred Stock is convertible into Common Stock, at the option of the holder at any time after 45 days after the original issuance thereof, unless previously redeemed, at a rate (subject to adjustment in certain events) of 1.7094 shares of Common Stock for each share of Preferred Stock, equivalent to an initial conversion price of $29.25 for each share of Common Stock.
     The Preferred Shares are not redeemable prior to September 1, 2004. On and after September 1, 2004, the Company may redeem the Preferred Shares, in whole or in part, at $50 per share, plus accrued and unpaid dividends. Notwithstanding the foregoing, in the event the Company's 11.25% Senior Subordinated Debentures are not outstanding or have been defeased or amended to permit such redemption, the Preferred Shares may be redeemed, in whole or in part, at the option of the Company during the period from September 10, 1998 through August 31, 1999, at a redemption price equal to $51.50 per share, and thereafter declining ratably annually to $50 per share on or after September 1, 2003, plus accrued and unpaid dividends. Dividends on the Preferred Stock are cumulative from the date of issuance and are payable quarterly in arrears commencing December 1, 1993. See "Description of Capital Stock -- $3.00 Series A Convertible Preferred Stock."
     The Common Stock is traded on the New York Stock Exchange under the symbol "FLD." On May 2, 1994, the reported last sale price of the Common Stock on the New York Stock Exchange was $32.125 per share. The Preferred Stock has been approved for quotation on The Nasdaq SmallCap Market under the symbol "FLDC".

                            ------------------------

FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED CAREFULLY BY POTENTIAL INVESTORS IN THE PREFERRED AND COMMON SHARES, SEE "INVESTMENT CONSIDERATIONS."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
   OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
     OF THIS   PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
       CRIMINAL OFFENSE.
                            ------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIELDCREST CANNON, INC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF PREFERRED STOCK AND COMMON STOCK COVERED BY THIS PROSPECTUS, NOR AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1994.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Northern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is listed on the New York Stock Exchange. The Preferred Stock is listed for quotation on The Nasdaq SmallCap Market. Reports and other information concerning the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Preferred Shares and Common Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, filed March 30, 1994;

          (2) The Company's Registration Statement on Form 8-A filed December 3, 1993 registering the Preferred Stock Purchase Rights of the Company under
     Section 12(b) of the Exchange Act; and

          (3) The Company's Registration Statement on Form 8-A filed March 16, 1994, as amended May 4, 1994, registering the $3.00 Series A Convertible Preferred Stock of the Company under Section 12(g) of the Exchange Act.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Preferred Shares and the Common Shares registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to Shareowner Records Department, Fieldcrest Cannon, Inc., 326 East Stadium Drive, Eden, North Carolina 27288.

                                  THE COMPANY

     As of May 1, 1994, the Company is the leading manufacturer of towels, third largest manufacturer of sheets and second largest manufacturer of blankets in the United States. The Company believes that its principal brand names, which include "Fieldcrest," "Royal Velvet," "Charisma," "St. Marys," "Cannon," "Royal Family" and "Monticello," are among the most widely recognized in the industry, and represent excellence and value in product quality, fashion and design. Approximately 90% of the Company's 1993 net sales of bed and bath products carried the Company's principal brand names, while the remaining 10% were from sales of private label and non-brand items.

     The Company offers a broad product range of home furnishing textile products, including towels, sheets, blankets, comforters and bath rugs, which appeal to consumers across a variety of price points, quality levels and designs. Design leadership is a key element of the company's marketing strategy. The Company employs a 20 person in-house design staff and also incorporates licensed designer names such as Waverly, Adrienne Vittadini and Court of Versailles into its product offerings. Another cornerstone of the Company's business strategy is its ability to offer quality products across a variety of price points, from value-oriented opening price points to the finest 100% Pima and Supima(R) Cotton products.

     The Company's bathroom products include bath, hand and fingertip towels, washcloths and bath mats, using primarily 100% cotton, as well as cotton/polyester blends. The Company is recognized as a supplier of premier fashion colors and as a color innovator in the towel industry. The towel line includes solid color cam and dobby towels, woven stripes and fancy jacquards and printed towels. The Company produces a wide variety of sheets ranging from an opening price point 128-thread count sheet of blended cotton and polyester to a top-of-the line 310-thread count 100% cotton sheet. The Company is recognized for its solid color sheets and coordinated decorative bedding accessories and its expertise and efficiency in print design. In addition to sheets, the Company's product lines in bedding include matching comforters, duvet covers and pillow shams, along with coordinated ruffled or pleated bed sheets.

     The Company's products are marketed worldwide by its 132 person sales and marketing staff and are distributed nationally to customers for ultimate retail sale. The Company's products are sold principally through mass merchants, chain stores and warehouse clubs. Sales to the Company's five largest customers accounted for approximately 35% of the Company's 1993 net sales, after giving effect to the sale of the carpet and rug division. The Company's mid-to-high end brand name products are distributed to leading department stores, specialty home furnishing stores and catalog merchants. In addition, the Company distributes private label products through a broad range of retailers pursuant to private label contracts, as well as contract products directly to government and other institutional customers. As a supplement to its primary distribution channels, the Company operates retail outlet stores which sell the Company's bed and bath products directly to customers. These stores sell both first quality merchandise and off-goods. The Company believes that its retail outlet stores provide an effective channel for the distribution of its inventory of second quality merchandise and enhances its distribution of first quality products in regions where consumers would not otherwise have access to the Company's products.

     The Company's manufacturing operations are vertically integrated in that it purchases raw materials, principally cotton and synthetic fibers, and converts these materials into finished consumer products. Since 1988, the Company has made a significant commitment to increase the manufacturing productivity of its bed and bath division and has implemented an aggressive program to enhance its operating efficiencies. From December 31, 1988 to December 31, 1993, the Company has invested $205.7 million in capital improvements, a significant portion of which has been spent on plant modernization designed to improve the overall efficiency of the Company's manufacturing process. For example, at its Dumaine plant in Fieldale, Virginia, where the Company manufactures many of its high-end towels, the Company has replaced its weaving capacity with state-of-the-art rapier looms, a development which has reduced unit cost and the amount of off-goods production which must be sold at lower margins.

     In addition to the manufacturing cost savings and quality improvements resulting from the Company's capital investment in its bed and bath production assets, the Company has also instituted an aggressive program to reduce its costs and improve its productivity by more effectively utilizing its fixed asset base, improving its administrative systems and rationalizing its employment levels. This improved productivity has enabled the Company to reduce its employee base by 27% since December 31, 1987.

     The Company has improved its operating efficiency and inventory management systems through the implementation of "electronic data interchange" (EDI) with approximately 55 of its largest customers. The implementation of EDI allows the Company to respond rapidly to the demands of its high volume customers, while minimizing its finished goods inventory and permitting a more efficient, targeted manufacturing schedule. These programs improve efficiencies and reduce lead times by improving communication, planning and processing times at various stages of production. The Company has also reduced the number of stock keeping units in order to focus on the Company's popular items and reduce slower moving inventory (e.g., reduced sheet fabric varieties from seven to five).

     International sales accounted for approximately 5% and 6% of the Company's net sales in 1993 and 1992, respectively. During 1993, the Company continued to pursue international expansion through the acquisition of the Caldwell towel brand, the leading towel brand in Canada with a 27% market share, and the consummation of a new distribution agreement with a new Mexican distributor, Grupo Kaltex, S.A. The Company intends to continue to actively pursue other opportunities to expand its business worldwide.

     The Company's principal executive offices are located at 326 East Stadium Drive, Eden, North Carolina 27288, and its telephone number is (910) 627-3000.

     The following trademarks are used in this offering Circular: "Fieldcrest", "Royal Velvet", "Charisma", "St. Marys", "Cannon", "Royal Family" and "Monticello", each of which is a registered trademark of the Company.

                           INVESTMENT CONSIDERATIONS

     Prior to deciding to purchase the Shares offered hereby, potential purchasers should consider carefully certain matters associated with investment in the home furnishings textile industry and the matters relating to the Company set forth herein together with the information contained in the rest of this Prospectus and the information incorporated herein by reference.

LEVERAGE; ABILITY TO SERVICE DEBT

     The Company is highly leveraged and as such, will be required to generate and allocate significant cash flow to service its debt. At December 31, 1993, the Company's ratio of total debt to short-term debt and capitalization was 61%. The Company's ratio of earnings to fixed charges for the year ended December 31, 1993 was 1.77. In addition, substantially all of the Company's accounts receivable and inventories are pledged to secure certain of the Company's senior borrowings. See "Additional Borrowings for Capital Expenditures" below.

DIVIDEND RESTRICTIONS AND COVENANT LIMITATIONS

     Dividends on the Common Stock and the Preferred Stock are payable at the discretion of the Company's Board of Directors out of funds legally available therefor. Future payments of dividends (and the amounts thereof) will depend on the Company's financial condition, results of operations, capital requirements, and with respect to the Common Stock, such other factors as the Board of Directors of the Company deems relevant.

     Certain of the Company's debt agreements contain restrictive covenants that limit the Company from paying dividends in certain instances and that require the Company to maintain certain financial ratios. Under the terms of the Company's Revolving Credit Facility, the Company was prohibited from paying dividends before December 31, 1992. In addition, the Revolving Credit Facility, as amended, limits the dividends that may be paid by the Company during any twelve-month period after December 31, 1992 to the lesser of 40% of the Company's net income during the immediately preceding twelve months or $15.0 million and contains additional financial covenants which may further restrict the ability of the Company to pay dividends. The terms of the Company's 11.25% Senior Subordinated Debentures due 2004 also contain restrictive limitations on the Company's ability to pay dividends based upon future net income of the Company.

CYCLICALITY AND SEASONALITY

     The home furnishings textile industry is highly cyclical, and the Company's performance can be negatively affected by downturns in consumer spending associated with recessionary economic environments. The Company believes that its 1990, 1991 and 1992 results were significantly affected by the current downturn in consumer spending.

     The Company experiences greater sales volume in the last three quarters of the calendar year, primarily because the Company's retail customers have higher sales in the second half of the calendar year. In addition, the Company typically increases its borrowings, particularly in the third and fourth quarters, in order to finance its seasonal working capital requirements.

IMPORTANCE OF SINGLE CUSTOMER

     Net sales to Wal-Mart accounted for approximately 16.0% and 17.4% of the Company's net sales during 1992 and 1993, respectively, after giving effect to the sale of the Company's carpet and rug division in July 1993. Although management of the Company believes that the Company's relationship with Wal-Mart is excellent and the loss of this customer is unlikely, the loss of Wal-Mart as a customer would have a material adverse effect on the Company's business. No other single customer accounted for more than 10% of net sales in 1992 or 1993, although the Company's five largest customers accounted, in the aggregate, for approximately 34.2% and 35.3% of the Company's net sales, respectively, during such periods, after giving effect to the sale of the Company's carpet and rug division.

RAW MATERIALS

     The Company's primary raw materials are cotton and synthetic fibers. These materials are generally available from a wide variety of sources and no significant shortage of such materials is currently anticipated. The Company uses significant quantities of cotton which are subject to ongoing price fluctuations. The Company in the ordinary course of business arranges for purchase commitments with vendors for future cotton requirements.

COMPETITION

     The home furnishings textile industry is highly competitive. Among the Company's competitors are a number of domestic and foreign companies with significant financial resources, experience, manufacturing capabilities and brand name identity. The Company's ability to operate profitability in this environment will depend on continued market acceptance of the Company's products and the Company's efforts to control costs and produce new and innovative products in response to competitive pressures and changes in consumer demand.

ADDITIONAL BORROWINGS FOR CAPITAL EXPENDITURES

     The Company has budgeted approximately $90 million over the next three years for expansion and upgrading of certain of its manufacturing and warehouse facilities and an additional $20 million to $25 million for a new warehouse facility in Kannapolis, North Carolina. The Company anticipates funding these expenditures principally through internally generated funds as well as through additional borrowings under its available credit lines. Although the Company believes that it will have adequate funding over the next several years, there can be no assurance that funds will continue to be available or that the cost of such funds will not increase.


                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratios of earnings to combined fixed charges and preferred stock dividends for the Company for the periods indicated.
These ratios were computed by dividing earnings from continuing operations before income taxes and fixed charges and preferred stock dividends, by fixed charges and preferred stock dividends.

                             YEARS ENDED DECEMBER 31,
                 ------------------------------------------------
                 1993     1992     1991     1990    1989     1988
                 ----     ----     ----     ----    ----     ----
                 1.77     1.66     1.08     (a)     2.35     1.97


- ---------------

(a) For the year ended December 31, 1990, earnings were insufficient to cover fixed charges; the coverage deficiency was $48.5 million.




                       CONDENSED CONSOLIDATED STATEMENTS

                                                   THREE MONTHS                TWELVE MONTHS
                                                       ENDED                       ENDED
                                                     MARCH 31                   DECEMBER 31
                                               ---------------------       ----------------------
                                                 1994         1993           1993          1992
                                               --------     --------       ---------     --------
                                                    (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME
Net sales...................................   $232,285     $203,940       $1,000,107    $981,773
Income from continuing operations before
  extraordinary charge and accounting
  changes...................................      5,496        2,682          14,966       15,690
Net income (loss)...........................   $  5,496     $(66,573)      $ (42,931)    $ 15,250
Earnings per share:
     Income from continuing operations
       before extraordinary charge and
       accounting changes...................   $    .51     $    .22       $    1.24     $   1.39
     Net income (loss) per share............   $    .51     $  (5.55)      $   (3.70)    $   1.35

                                                                               DECEMBER 31
                                                                          ---------------------
                                                                            1993         1992
                                                       MARCH 31, 1994     --------     --------
                                                       --------------
                                                        (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Current Assets:
     Cash............................................     $  4,713        $  3,865     $  4,665
     Accounts receivable.............................      146,598         164,419      181,056
     Inventories.....................................      243,428         209,834      244,321
     Deferred tax assets.............................      --                --          23,202
     Net assets held for sale........................       31,739          32,536        --
     Other prepaid expenses and current assets.......        3,211           2,491        7,303
                                                       --------------     --------     --------
          Total current assets.......................      429,689         413,145      460,547
                                                       --------------     --------     --------
Plant and equipment, net.............................      290,064         294,277      372,432
Deferred charges and other assets....................       32,450          33,024       31,012
                                                       --------------     --------     --------
          Total assets...............................     $752,203        $740,446     $863,991
                                                       --------------     --------     --------
                                                       --------------     --------     --------
Current Liabilities:
     Short-term borrowings...........................     $ 84,508        $  --        $ 14,056
     Accounts and drafts payable.....................       49,283          61,365       69,399
     Federal and state income taxes..................        2,961             262        3,627
     Deferred income taxes...........................       13,355          14,799        --
     Accrued liabilities.............................       69,201          65,996       66,592
     Current portion of long-term debt...............        2,900           8,397       10,293
                                                       --------------     --------     --------
          Total current liabilities..................      222,208         150,819      163,967
                                                       --------------     --------     --------
Long-term debt.......................................      228,308         294,611      353,419
Deferred income taxes................................       37,611          35,182       41,484
Other non-current liabilities........................       64,976          66,504       20,643
Shareowners' equity..................................      199,100         193,330      284,478
                                                       --------------     --------     --------
          Total liabilities and shareowners'
            equity...................................     $752,203        $740,446     $863,991
                                                       --------------     --------     --------
                                                       --------------     --------     --------

                                USE OF PROCEEDS

     None of the proceeds from the sale of the Preferred Shares and Common Shares will be received by the Company.

            DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, 15,000,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock, of which 1,600,000 shares have been designated "$3.00 Series A Convertible Preferred Stock" (the "Preferred Stock") and 500,000 shares have been designated Series B Junior Participating Preferred Stock ("Series B Junior Preferred Stock"). The Company's Board of Directors has authority to divide the preferred stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including the voting rights, of the shares of each series. Certain terms and provisions of the Preferred Stock are summarized below. Such summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Company's Certificate of Incorporation, as amended to date, filed as an exhibit hereto, including the definitions therein of certain terms.

$3.00 SERIES A CONVERTIBLE PREFERRED STOCK

     There are currently 1,500,000 shares of Preferred Stock outstanding.

     Dividends. Holders of shares of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends at an annual rate of $3.00 per share, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing December 1, 1993 (with respect to the period from the date of initial issuance of such shares of Preferred Stock to such date), except that if any such date is a Saturday, Sunday or legal holiday then such dividend shall be payable on the next day that is not a Saturday, Sunday or legal holiday. Dividends will accrue and be cumulative from such date of initial issuance and will be payable to holders of record as they appear on the stock transfer books on such record dates as are fixed by the Company's Board of Directors.

     The Preferred Stock will have priority as to dividends over the Common Stock and any other series or class of the Company's stock hereafter issued that ranks junior as to dividends to the Preferred Stock, when and if issued (collectively, "Junior Dividend Stock"), and no dividend (other than dividends payable solely in stock that is Junior Dividend Stock and that ranks junior to the Preferred Stock as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (such stock that is junior as to liquidation rights, "Junior Liquidation Stock") (the Common Stock and any other capital stock of the Company that is both Junior Dividend Stock and Junior Liquidation Stock, "Junior Stock")) may be paid on any Junior Dividend Stock, and no payment may be made on account of the purchase, redemption, retirement or other acquisition of Junior Dividend Stock or Junior Liquidation Stock (other than such acquisitions pursuant to employee or director incentive or benefit plans or arrangements, or acquisitions or exchanges solely for Junior Stock), unless all accrued and unpaid dividends on the Preferred Stock for all dividend payment periods ending on or before the date of payment of such dividends on Junior Dividend Stock, or such payment for such Junior Dividend Stock or Junior Liquidation Stock, as the case may be, have been paid or declared and set apart for payment. The Company may not pay dividends on the Preferred Stock unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all dividend payment periods on any class or series of stock having parity with the Preferred Stock as to dividends ("Parity Dividend Stock") ratably, so that the amount of dividends declared and paid per share on the Preferred Stock and such Parity Dividend Stock will bear to each other the same ratio that the accrued and unpaid dividends to the date of payment on Preferred Stock and such Parity Dividend Stock bear to each other. No payment may be made on account of the purchase, redemption, retirement or other acquisition of shares of Parity Dividend Stock or other class or series of the Company's capital stock ranking on a parity with the Preferred Stock as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (such stock that has parity with the Preferred Stock as to liquidation rights, "Parity Liquidation Stock") (other than such acquisitions pursuant to employee or director incentive or benefit plans or arrangements, or acquisitions or exchanges solely for Junior Stock) unless all accrued and unpaid dividends on the Preferred Stock for all dividend payment periods ending on or before the date of payment on account of such acquisition of such Parity Dividend Stock or Parity Liquidation Stock shall have been paid or declared and set apart for payment.

     The amount of dividends payable per share of Preferred Stock for each quarterly dividend period will be computed by dividing the annual dividend amount by four. The amount of dividends payable for the initial period and for any period shorter than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months. No interest will be payable in respect of any dividend payment on the Preferred Stock which may be in arrears.

     Under Delaware law, the Company may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Delaware General Corporation Law, or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend or distribution is declared and/or the preceding fiscal year. No dividends or distributions may be declared, paid or made if the Company is or would be rendered insolvent by virtue of such dividend or distribution, or if such declaration, payment or distribution would contravene the Company's Certificate of Incorporation. In addition, the Company's outstanding indebtedness contains covenants that may restrict the Company's ability to pay dividends. See "Investment Considerations
- -- Dividend Restrictions and Covenant Limitations."

     Liquidation Rights. In the case of the voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Preferred Stock are entitled to receive the liquidation preference of $50 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of Common Stock or any other series or class of stock hereafter issued that ranks junior as to distributions upon such liquidation, dissolution or winding up, but the holders of the shares of the Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preference of any other series or class of stock hereafter issued that ranks senior as to liquidation rights to the Preferred Stock ("Senior Liquidation Stock") has been paid in full. The holders of Preferred Stock and all series or classes of stock hereafter issued that rank on a parity as to distributions of assets upon such liquidation, dissolution or winding up of the Company with the Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the Senior Liquidation Stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets of the Company. Neither a consolidation or merger of the Company with another corporation nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

     Voting Rights. The holders of the Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.

     Whenever dividends on the Preferred Stock or on any outstanding shares of Parity Dividend Stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of members of the Company's Board of Directors will be increased by two, and the holders of the Preferred Stock, voting separately as a class with the holders of Parity Dividend Stock on which like voting rights have been conferred and are exercisable, will be entitled to elect such two additional directors at any meeting of stockholders at which directors are to be elected held during the period such dividends remain in arrears. Such voting rights will terminate when all such dividends accrued and unpaid have been declared and paid or set apart for payment. The term of office of all directors so elected will terminate immediately upon the termination of such voting rights.

     In addition, so long as any Preferred Stock is outstanding, pursuant to the terms of the Preferred Stock the Company will not, without the affirmative vote or consent of the holders of at least 66 2/3% (unless a higher percentage shall then be required by applicable law) of all outstanding shares of Preferred Stock, voting separately as a class, (i) amend, alter or repeal any provision of the Company's Certificate of Incorporation or By-Laws so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Preferred Stock, or (ii) create, authorize or issue, or reclassify any authorized stock of the Company into, or increase the authorized amount of, any series or class of stock that ranks senior to the Preferred Stock as to dividends or distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any security convertible into any such class or series of such stock.


     Redemption at Option of the Company. The Preferred Stock may not be redeemed prior to September 1, 2004. On or after September 1, 2004, the Company may redeem the Preferred Stock, at its option, in whole or in part, at $50 per Share, plus accrued and unpaid dividends. Notwithstanding the foregoing, in the event the Company's 11.25% Senior Subordinated Debentures are not outstanding or have been defeased or amended to permit such redemption, the Preferred Stock may be redeemed, in whole or in part, at the option of the Company, at a redemption price of $51.50 per Share if redeemed during the period September 10, 1998 through August 31, 1999 and thereafter at the following redemption prices per Share if redeemed during the 12-month period beginning September 1:

                                                                           PRICE
                                     YEAR                                PER SHARE
          -----------------------------------------------------------    ----------
          1999.......................................................      $51.20
          2000.......................................................       50.90
          2001.......................................................       50.60
          2002.......................................................       50.30

and on September 1, 2003 and thereafter at $50 per share, in each case plus accrued and unpaid dividends to but excluding the redemption date. If fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the Company will select those shares to be redeemed pro rata or by lot or in such other manner as the Board of Directors may determine to be fair. There is no mandatory redemption or sinking fund obligation with respect to the Preferred Stock. If at any time dividends on the Preferred Stock are in arrears, the Company may not redeem less than all of the then-outstanding shares of the Preferred Stock until all accrued dividends for all past dividend periods have been paid in full.

     Notice of redemption will be mailed at least 20 days but not more than 60 days before the date fixed for redemption to each holder of record of shares of Preferred Stock to be redeemed at the address shown on the stock transfer books. No fractional shares of Preferred Stock will be issued upon a redemption of less than all of the Preferred Stock, but in lieu thereof, an appropriate amount will be paid in cash based on the value for the shares of Preferred Stock as determined in good faith by the Board of Directors. After the date fixed for redemption, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all conversion privileges and other rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

     Conversion Rights. The holder of any shares of Preferred Stock will have the right, at the holder's option, to convert any or all such shares into Common Stock at any time after 45 days after the initial issuance of the Preferred Stock at a rate of 1.7094 shares of Common Stock for each share of Preferred Stock (an aggregate of 2,564,100 shares of Common Stock), equivalent to an initial conversion price of $29.25 for each share of Common Stock. The conversion price is subject to adjustment as described below. In the event the Preferred Stock is called for redemption, the conversion right will terminate at the close of business on the fifth business day prior to the date fixed for such redemption. Except as provided in the next paragraph, no payment or adjustment will be made upon any conversion of any share of Preferred Stock or on account of any dividends on the Common Stock issued upon conversion, and the holder will lose any right to payment of dividends on the shares surrendered for conversion. No fractional shares of Common Stock will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash based on the reported last sale price for the shares of Common Stock on the New York Stock Exchange on the day of such conversion.

     If the Company, by dividend or otherwise, declares or makes a distribution on its Common Stock referred to in clause (iv) or (v) below, the holders of the Preferred Stock, upon the conversion thereof subsequent to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution and prior to the effectiveness of the conversion price adjustment in respect of such distribution, will be entitled to receive for each share of Common Stock into which each such share of Preferred Stock is converted the portion of the shares of Common Stock, rights, warrants, evidences of indebtedness, shares of capital stock, cash and assets so distributed applicable to one share of Common Stock, provided, however, that the Company may, with respect to all holders so converting, in lieu of distributing any portion of such distribution not consisting of cash or securities of the Company, pay such holder cash equal to the fair market value thereof (as determined by the Board of Directors).

     The conversion price will be subject to adjustment in certain events including, without duplication: (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company; (ii) the issuance to all holders of Common Stock of rights or warrants, entitling holders of such rights or warrants to subscribe for or purchase Common Stock at less than the current market price (as defined); (iii) subdivisions and combinations of Common Stock; (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions paid exclusively in cash); (v) distributions consisting of cash, excluding (A) cash that is part of a distribution referred to in (iv) above, and (B) any cash representing an amount per share of Common Stock of any quarterly cash dividend to the extent it does not exceed the amount per share of Common Stock of the next preceding quarterly cash dividend (as adjusted to reflect any of the events referred to in clauses
(i) through (vi) of this sentence), or all of any such quarterly cash dividend if the amount thereof per share of Common Stock multiplied by four does not exceed 15 percent of the current market price (as defined) of the Common Stock on the trading day (as defined) next preceding the date of declaration of such dividend; and (vi) payment in respect of a tender or exchange offer by the Company or any subsidiary of the Company for Common Stock if the cash and value of any other consideration included in such payment per share of Common Stock (as determined by the Board of Directors) exceeds the current market price (as defined) per share of Common Stock on the trading day next succeeding the last date tenders or exchanges may be made pursuant to such tender or exchange offer. If any adjustment is required to be made as set forth in (v) above as a result of a distribution which is a quarterly cash dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the next preceding quarterly cash dividend. If an adjustment is required to be made as set forth in (v) above as a result of a distribution which is not a quarterly cash dividend, such adjustment would be based upon the full amount of such distribution.

     The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock or rights to purchase Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     Notwithstanding any other provision in the preceding paragraphs to the contrary, if any Fundamental Change (as defined) occurs, then the conversion price applicable to any Preferred Stock remaining outstanding after such Fundamental Change will be adjusted immediately after such Fundamental Change as described below. In addition, in the event of a Common Stock Fundamental Change (as defined), each share of the Preferred Stock shall be convertible solely into Common Stock of the kind received by holders of Common Stock as the result of such Common Stock Fundamental Change.

     For purposes of calculating any adjustment to be made pursuant to the preceding paragraph in the event of a Fundamental Change, immediately after such Fundamental Change:

          (i) in the case of a Non-Stock Fundamental Change (as defined), the conversion price of the Preferred Stock will thereupon become the lower of
     (A) the conversion price in effect immediately prior to such Non-Stock Fundamental Change, but after giving effect to any other prior adjustments, and (B) the result obtained by multiplying the greater of the Applicable Price (as defined) or the then applicable Reference Market Price (as defined) by a fraction of which the numerator will be $50 and the denominator will be the then current redemption price per share (or, for periods prior to September 10, 1998, an amount per share determined in accordance with the Certificate of Designations); and

          (ii) in the case of a Common Stock Fundamental Change, the conversion price of the Preferred Stock in effect immediately prior to such Common Stock Fundamental Change, but after giving effect to any other prior adjustments, will thereupon be adjusted by multiplying such conversion price by a fraction, of which the numerator will be the Purchaser Stock Price (as defined) and the denominator will be the Applicable Price; provided, however, that in the event of a Common Stock Fundamental Change in which (A) 100 percent of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party (and cash, if any, is paid with respect to any fractional interests in such common stock resulting from such Common Stock Fundamental Change) and (B) all of the Common Stock will have been exchanged for, converted into, or acquired for, common stock (and cash with respect to fractional interests) of the successor, acquiror or other third party, the conversion price of the Preferred Stock in effect immediately prior to such Common Stock Fundamental Change will thereupon be adjusted by multiplying such conversion price by a fraction, of which the numerator will be one (1) and the denominator will be the number of shares of common stock of the successor, acquiror or other third party received by a holder of one share of Common Stock as a result of such Common Stock Fundamental Change.

     Depending upon whether the Fundamental Change is a Non-Stock Fundamental Change or Common Stock Fundamental Change, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock Fundamental Change, the holder has the right to convert each share of the Preferred Stock into the kind and amount of the shares of stock and other securities or property or assets receivable by a holder of the number of shares of Common Stock issuable upon conversion of such share of the Preferred Stock immediately prior to such Non-Stock Fundamental Change, but after giving effect to the adjustment described above. However, in the event of a Common Stock Fundamental Change in which less than 100 percent of the value of the consideration received by a holder of Common Stock is common stock of the acquiror or other third party, a holder of a share of the Preferred Stock who converts a share following the Common Stock Fundamental Change will receive consideration in the form of such common stock only, whereas a holder who has converted his share prior to the Common Stock Fundamental Change will receive consideration in the form of common stock as well as any other securities or assets (which may include cash) receivable thereupon by a holder of the number of shares of Common Stock issuable upon conversion of such share of Preferred Stock immediately prior to such Common Stock Fundamental Change.

     The term "Applicable Price" means (i) in the event of a NonStock Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and (ii) in the event of any other NonStock Fundamental Change or any Common Stock Fundamental Change, the average of the last reported sales price for the Common Stock during the ten trading days (as defined) prior to and including the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Non-Stock Fundamental Change or Common Stock Fundamental Change, or, if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets, in each case, as adjusted in good faith by the Board of Directors to appropriately reflect any of the events referred to in clauses (i) through (vi) of the third paragraph of this subsection.

     The term "Common Stock Fundamental Change" means any Fundamental Change in which more than 50 percent of the value (as determined in good faith by the Board of Directors of the Company) of the consideration received by holders of Common Stock consists of common stock that for each of the ten consecutive trading days referred to in the preceding paragraph has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the National Market System of the National Association of Securities Dealers, Inc., provided, however, that a Fundamental Change shall not be a Common Stock Fundamental Change unless either (i) the Company continues to exist after the occurrence of such Fundamental Change and the outstanding shares of Preferred Stock continue to exist as outstanding shares of Preferred Stock, or (ii) not later than the occurrence of such Fundamental Change, the outstanding shares of Preferred Stock are converted into or exchanged for shares of convertible preferred stock of a corporation succeeding to the business of the Company, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions, substantially similar to those of the Preferred Stock.

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with a plan pursuant to which all or substantially all the Common Stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) provided, in the case of a plan involving more than one such transaction or event, for purposes of adjustment of the conversion price, such Fundamental Change shall be deemed to have occurred when substantially all of the Common Stock of the Company shall be exchanged for, converted into, or acquired for or constitute solely the right to receive cash, securities, property or other assets, but the adjustment shall be based upon the highest weighted average per share consideration which a holder of Common Stock could have received in such transactions or events as a result of which more than 50 percent of the Common Stock of the Company shall have been exchanged for, converted into, or acquired for or constitute solely the right to receive cash, securities, property or other assets.

     The term "Non-Stock Fundamental Change" means any Fundamental Change other than a Common Stock Fundamental Change.

     The term "Purchaser Stock Price" means, with respect to any Common Stock Fundamental Change, the average of the last reported sales price for the common stock, on the principal national securities exchange or National Market System on which such common stock is listed, received in such Common Stock Fundamental Change for the ten consecutive trading days prior to and including the record date for the determination of the holders of Common Stock entitled to receive such common stock, or if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such common stock, in each case, as adjusted in good faith by the Board of Directors to approximately reflect any of the events referred to in clauses (i) through (vi) of the third paragraph of this subsection; provided, however, if no such last reported sales price for the common stock during the last ten trading days prior to the record date exists, then the Purchaser Stock Price shall be set at a price determined in good faith by the Board of Directors of the Company.

     The term "Reference Market Price" shall initially mean $15.833 (which is an amount equal to 66 2/3% of the reported last sale price for the Common Stock on the New York Stock Exchange on September 13, 1993), and in the event of any adjustment to the conversion price other than as a result of a Fundamental Change, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to any such adjustment shall always be the same as the ratio of $15.833 to the initial conversion price specified in the first sentence of this subsection.

     In the event that the Company is a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Company's assets or recapitalization or reclassification of the Common Stock (each of the foregoing being referred to as a "Transaction")), in each case (except in the case of a Common Stock Fundamental Change) as a result of which shares of Common Stock shall be converted into the right to receive securities, cash or other property, each share of the Preferred Stock remaining outstanding shall thereafter be convertible into the kind and amount of securities, cash and other property receivable upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one share of the Preferred Stock was convertible immediately prior to such Transaction (but after giving effect to any adjustment discussed above relating to a Fundamental Change if such Transaction constitutes a Fundamental Change, and subject to funds being legally available for such purpose under applicable law at the time of such conversion).

     Notwithstanding the foregoing provisions, the issuance of any shares of Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in shares of Common Stock under any such plan, and the issuance of any shares of Common Stock or options or rights to purchase such shares pursuant to any employee benefit plan or program of the Company or pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Preferred Stock was first designated, shall not be deemed to constitute an issuance of Common Stock or exercisable, exchangeable or convertible securities by the Company to which any of the adjustment provisions described above applies. There shall also be no adjustment of the conversion price in case of the issuance of any stock (or securities convertible into or exchangeable for stock) of the Company, except as specifically described above. If any action would require adjustment of the conversion price pursuant to more than one of the provisions described above, only one adjustment shall be made and such adjustment shall be the amount of adjustment which has the highest absolute value to holders of the Preferred Stock. No adjustment in the conversion price will be required unless such adjustment would require an increase or decrease of at least 1% of the conversion price, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

COMMON STOCK

     Voting Rights. Holders of the Common Stock are entitled to cast one vote per share, and holders of Class B Common Stock are entitled to cast ten votes per share, except with respect to any proposed merger, consolidation or sale of substantially all the assets of the Company with a person controlling, or under common control with, the Company, in which event each share of Class B Common Stock will have only one vote. Approval of all matters requires the affirmative vote of the holders of shares of Common Stock entitled to cast a majority of the votes, except that the approval of a merger of the Company with another corporation (other than a subsidiary) requires the approval of the holders entitled to cast two-thirds of the votes. The Company currently has no shares of Class B Common Stock issued and outstanding. Pursuant to the Certificate of Incorporation of the Company, the Company may not issue any additional Class B Common Stock without the approval of the holders of a majority of the shares of Common Stock.

     Dividends. Dividends may be payable when, as and if declared by the Board of Directors.

     Other Rights. Holders of Common Stock have no cumulative voting rights or preemptive rights to subscribe to new shares. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     The Common Stock is traded on the New York Stock Exchange under the symbol "FLD."


                              SELLING STOCKHOLDERS

     On November 24, 1993, the Company sold the Preferred Shares to The First
Boston Corporation (the "Initial Purchaser"). The Company has been advised by the Initial Purchaser that the Initial Purchaser has resold the Preferred Shares initially at $50.00 per share within the United States to Qualified
Institutional Buyers in reliance on Rule 144A under the Securities Act or to "accredited investors," within the meaning of Rule 501(a) under the Securities
Act, that agree in writing to comply with certain transfer restrictions and other conditions, and outside the United States to certain persons in reliance on Regulation S under the Securities Act. All of these shares may be offered hereby. The following table sets forth certain information regarding certain holders of the Preferred Shares, based upon information provided to the Company by such holders, each of whom may be a selling stockholder of either the Preferred Shares or the Common Shares issuable upon conversion of the Preferred
Shares.

                             NAME OF                                SHARES OWNED      SHARES TO
                       SELLING STOCKHOLDER                        PRIOR TO OFFERING    BE SOLD
- ----------------------------------------------------------------- -----------------   ---------
Fidelity Convertible Securities Fund.............................       330,000         330,000
Fidelity Value Fund..............................................        70,000          70,000
Fidelity Management Trust Company................................         6,000           6,000
First Boston Corporation.........................................       161,500         161,500
Franklin Resources-Income Series.................................       150,000         150,000
Franklin Resources-FIST Convertible Securities...................        10,000          10,000
Franklin Resources-FVF Income Securities Fund....................        40,000          40,000
Alpine Associates................................................       136,000         136,000
Guardian Life Insurance Company..................................        83,000          83,000
Putnam Managed Income Trust......................................         9,000           9,000
Putnam Equity Income Fund........................................        11,000          11,000
Putnam Convertible Income-Growth Trust...........................        34,900          34,900
Putnam Advisory Company, Inc., on behalf of The Marsh & McLennan
  Retirement Plan................................................         2,200           2,200

                             NAME OF                                SHARES OWNED      SHARES TO
                       SELLING STOCKHOLDER                        PRIOR TO OFFERING    BE SOLD
- ----------------------------------------------------------------- -----------------   ---------
Putnam Advisory Company, Inc., on behalf of the New Hampshire
  Retirement System..............................................         9,600           9,600
Putnam Advisory Company, Inc., on behalf of Boston College
  Endowment......................................................         3,700           3,700
Putnam Advisory Company, Inc., on behalf of The Museum of Fine
  Art, Boston....................................................         1,800           1,800
TCW Group, Inc. and Affiliates...................................        56,600          56,600
Paloma Securities L.P............................................        55,800          55,800
Tennessee Consolidated Ret. Syst.................................        50,000          50,000
The Gabelli Asset Fund...........................................        45,000          45,000
Parkdale Mills, Inc..............................................        30,000          30,000
CM Converts......................................................        18,500          18,500
Lehman Brothers Securities.......................................        13,900          13,900
Silverton International Fund Limited.............................        13,900          13,900
Ju29/Anchor Ser Tr/Convertible...................................        11,000          11,000
Equitable Capital Management.....................................        10,000          10,000
New Hampshire St. Ret. Syst. Conv. #64...........................         9,600           9,600
State of Delaware - Trust Co.....................................         4,900           4,900
General Motors Salaried Convertible..............................         3,000           3,000
General Motors Hourly Convertible................................         3,000           3,000
                                                                  -----------------   ---------
          Total..................................................     1,383,900       1,383,900
                                                                  -----------------   ---------
                                                                  -----------------   ---------

                              PLAN OF DISTRIBUTION

     The Common Shares are offered by the Company to holders of the outstanding Preferred Shares and will be issuable upon conversion of the Preferred Shares. The Preferred Shares may be offered and sold from time to time directly by the Selling Stockholders. The Selling Stockholders will act independently of the Company and each other in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may, from time to time, offer the Preferred Shares through underwriters, dealers or agents. The distribution of the Preferred Shares by the Selling Stockholders may be effected from time to time in one or more transactions that may take place on one or more exchanges or in the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more brokers/dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commission may be paid by the Selling Stockholders in connection with such sales.

     The public offering of the Preferred Shares and the Common Shares will
terminate on the earliest of (a) May   , 1997, (b) the date on which all
Preferred Shares offered hereby have been sold by the Selling Stockholders or
(c) the date on which all of the Preferred Shares have been converted into Common Shares.

     The Company will pay certain expenses related to the registration of the Preferred Shares and Common Shares. The Company will not pay for, among other expenses, selling expenses, underwriting discounts or fees and expenses for the Selling Stockholders.

                                 LEGAL MATTERS

     The validity of the shares of Preferred Stock and Common Stock will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of Fieldcrest Cannon, Inc. at December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993 appearing in the Annual Report on Form 10-K for the fiscal year ended December 31, 1993 incorporated in this Prospectus and Registration Statement have been audited by Ernst & Young, independent public accountants, as stated in their reports, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions:

        SEC Registration Fee..............................................    $ 28,450
        Nasdaq Listing Fees...............................................       9,000
        Legal and Accounting fees.........................................      20,000
        Miscellaneous.....................................................       1,550
             Total........................................................    $ 59,000

- ---------------

* Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article 6 of the Registrant's By-Laws, as amended, requires the Registrant to indemnify each person who is or was a director or officer of the Registrant against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement to the extent permitted from time to time under the Delaware General Corporation Law, as amended. Article Eighth of the Registrant's Restated Certificate of Incorporation, as amended, requires the Registrant to indemnify to the full extent permitted under applicable law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant. In addition, Article Tenth of the Registrant's Restated Certificate of Incorporation, as amended, provides that no director of the Registrant shall be liable for any breach of fiduciary duty, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

ITEM 16.  EXHIBITS.

     See Exhibit Index included immediately preceding the Exhibits to this Registration Statement, which is incorporated herein byreference.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, or (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that such post-effective amendment will not be filed if the information required to be included therein pursuant to clauses (i) and (ii) above is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a posteffective amendment any of the Shares being registered in this Registration Statement which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kannapolis on the 4th day of May, 1994.

                                            FIELDCREST CANNON, INC.

                                                /S/  JAMES M. FITZGIBBONS
                                            By: ..............................
                                                     JAMES M. FITZGIBBONS
                                                   CHAIRMAN OF THE BOARD OF
                                                     DIRECTORS AND CHIEF
                                                      EXECUTIVE OFFICER


     Pursuant to the requirements of the Securities Act of 1993, this Registration Statement has been signed below by the following persons in the capacities indicated on the 4th day of May, 1994.

                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------
          /S/ JAMES M. FITZGIBBONS               Chairman of the Board of Directors and
 ...........................................     Chief Executive Officer
            JAMES M. FITZGIBBONS                 (Principal Executive Officer)

            /S/ THOMAS R. STAAB*                 Vice President -- Chief Financial Officer
 ...........................................     (Principal Financial Officer)
               THOMAS R. STAAB

          /S/ CLIFFORD D. PAULSEN*               Controller (Principal Accounting Officer)
 ...........................................
             CLIFFORD D. PAULSEN

            /S/ CHARLES G. HORN*                 President, Chief Operating Officer and
 ...........................................     Director
               CHARLES G. HORN

             /S/ TOM H. BARRETT*                 Director
 ...........................................
               TOM H. BARRETT

            /S/ C.R. CHARBONNIER*                Director
 ...........................................
              C.R. CHARBONNIER
                                                 Director
 ...........................................
               JOHN C. HARNED

             /S/ C.J. KJORLIEN*                  Director
 ...........................................
                C.J. KJORLIEN

            /S/ W. DUKE KIMBRELL*                Director
 ...........................................
              W. DUKE KIMBRELL

                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------


            /S/ WILLIAM E. FORD*                 Director
 ...........................................
               WILLIAM E. FORD


            /S/ S. ROGER HORCHOW*                Director
 ...........................................
              S. ROGER HORCHOW

        /S/ JAMES M. FITZGIBBONS
*By:........................................

          JAMES M. FITZGIBBONS
            ATTORNEY-IN-FACT

                                    EXHIBIT INDEX

EXHIBIT                            DESCRIPTION OF EXHIBIT                              PAGE
- ------  -----------------------------------------------------------------------------  -----
 3.1*   Restated Certificate of Incorporation of the Registrant, as amended to date.........................................................................
 3.1.2  Rights Agreement dated as of November 24, 1993 between the Registrant and the
        First National Bank of Boston is incorporated herein by reference to Exhibit
        1 to the Registrant's Registration statement on Form 8-A filed December 3,
        1993.........................................................................
 5*     Opinion of Hale and Dorr.....................................................
12      Statement regarding computation of ratios....................................
23.1    Consent of Ernst & Young.....................................................
23.2*   Consent of Hale and Dorr (included in Exhibit 5).............................
24*     Power of Attorney............................................................
- ---------------

*Previously filed